UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Name of Subject Fund (Issuer))

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Names of filing Person (Offeror and Issuer))

Class D Shares of Common Stock
(Title of Class of Securities)

854940 103

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock
(Title of Class of Securities)

854940 301

(CUSIP Number of Class of Securities)

Class I Shares of Common Stock
(Title of Class of Securities)

854940 202

(CUSIP Number of Class of Securities)

Class SP Shares of Common Stock
(Title of Class of Securities)

854940 400

(CUSIP Number of Class of Securities)

Brett A. Hickey
Chief Executive Officer and President
Star Mountain Lower Middle-Market Capital Corp.
140 E. 45th Street
New York, New York 10017
Tel: (646) 787-0300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3525 Email: Richard.Horowitz@dechert.com	Alexander Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 Telephone: (202) 261-3402 Email: Alexander.Karampatsos@dechert.com

☐ Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2026 by Star Mountain Lower Middle-Market Capital Corp. (the “Company”) in connection with an offer by the Company to purchase up to 250,424.602 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), which represented 2.5% of the Company’s outstanding Shares as of March 31, 2026, at a price per Share equal to the Company’s net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 1, 2026 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the final amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York City time, on June 30, 2026.

2. 1,013,564.595 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase a total of 250,987.145 Shares on a pro rata basis in accordance with the terms of the Offer.

3. The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2026 in the amount of $23.34.

4. Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Company whose tendered Shares were accepted for purchase by the Company. On August 26, 2026, the Company paid such stockholders a total of $5,858,039.96 representing the amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2026

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

By: /s/ Brett A. Hickey
Name: Brett A. Hickey
Title: Chief Executive Officer and President